

May 26, 2011

Gregory Rufus
Executive Vice President and Chief Financial Officer
TransDigm Group Incorporated
1301 East 19th Street, Suite 3710
Cleveland, OH 44114

> **Re: TransDigm Group Incorporated**
> **Form 10-K: For the Fiscal Year Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 001-32833**

Dear Mr. Rufus:

We have reviewed your response letter dated April 26, 2011 and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2010

Management Discussion and Analysis, page 25

Trend Information, page 29

1. Refer to your response to prior comment 1. We understand that the commercial and defense channels each consist of OEM and aftermarket markets. In each of the earnings calls for fiscal year end 2010 and first and second quarters of fiscal 2011, Nick Howley, the chief executive officer and chief operating decision maker, states in his period overview that a majority of EBITDA comes from aftermarket. Mr. Howley also states in the question and answer session of the first quarter 2011 call that aftermarket is much more profitable than OEM. The preceding statements suggest that discrete financial information on an aftermarket and OEM basis is available to Mr. Howley on a regular basis. Please explain to us and provide us with the information that is provided to Mr. Howley in support of the above noted statements. In this regard, please explain to us your consideration of aftermarket and OEM as operating segments pursuant to ASC 280-10-50-1. To the extent considered to

be operating segments, explain your consideration of presenting each as a reportable segment pursuant to ASC 280-10-50-10. Based on the apparent disparity in the contributions to EBITDA and profit levels between the two, it appears that aggregation of aftermarket and OEM into one reportable segment is not permissible pursuant to ASC 280-10-50-11 due to dissimilar economic characteristics between the two. Please advise.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at 202-551-3309 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief